Exhibit (a)(1)(A)

COMPANY NOTICE

TO HOLDERS OF THE

2.75% CONVERTIBLE SENIOR DEBENTURES DUE 2026

ISSUED BY

TECH DATA CORPORATION

CUSIP Number: 878237AE6

NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of December 20, 2006 (the “Indenture”), between Tech Data Corporation, a corporation duly organized and existing under the laws of the State of Florida (the “Company”), and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), relating to the Company’s 2.75% Convertible Senior Debentures due 2026 (the “Debentures”), that at the option of the holders thereof (each, a “Holder”), the Debentures will be purchased by the Company for a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, December 15, 2011 (the “Purchase Date”), upon the terms and subject to the conditions set forth in the Indenture and the Debentures. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. The right of a Holder to require the Company to purchase the Debentures, as described in this Company Notice and the related notice materials, as amended and supplemented from time to time, is referred to herein as the “Put Option.” This Company Notice is being sent pursuant to Section 3.7 of the Indenture and the provisions of the Debentures. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

On November 16, 2011, the Company announced that it will redeem all of the outstanding Debentures on December 20, 2011 (the “Redemption Date”) at a redemption price equal to the principal amount of Debentures to be redeemed plus any accrued and unpaid interest (including any contingent interest) to the Redemption Date, as provided for in the Indenture and the Debentures. As a result of the Company’s notice of redemption, you may surrender for conversion any Debenture called for redemption at any time prior to midnight, New York City time, two Business Days prior to the Redemption Date, even if the Debenture is otherwise not convertible at that time. Any Debentures surrendered for conversion will be converted as provided for in the Indenture and the Debentures (described further below).

To exercise the Put Option for your Debentures, you must complete and deliver the enclosed Letter of Transmittal and Purchase Notice (the “Purchase Notice”) to Global Bondholder Services Corporation (the “Depositary”) before midnight, New York City time, on Friday, December 14, 2011 (the “Expiration Date”). A Purchase Notice may be withdrawn at any time before midnight, New York City time, on the Expiration Date. The Put Option expires at midnight, New York City time, on the Expiration Date.

HOLDERS WHO HOLD THEIR DEBENTURES THROUGH THE DEPOSITORY TRUST COMPANY (“DTC”) WHO WISH TO EXERCISE THE PUT OPTION AND DELIVER THEIR DEBENTURES TO THE DEPOSITARY NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE DEPOSITARY IF SUCH HOLDERS TRANSMIT THEIR ACCEPTANCE AND DELIVER THEIR DEBENTURES ELECTRONICALLY THROUGH DTC’S AUTOMATED TENDER OFFER PROGRAM (“ATOP”), SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR ACCEPTANCE AND DELIVERING THEIR DEBENTURES THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

The Paying Agent is U.S. Bank National Association. The address of the Paying Agent is:

U.S. Bank National Association

60 Livingston Avenue

St. Paul, Minnesota 55107-2292

Telephone: (800) 934-6802

The Depositary is Global Bondholder Services Corporation. The address of the Depositary is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Telephone: (866) 794-2200

Fax: (212) 430-3775 or (212) 430-3779

Additional copies of this Company Notice may be obtained from Global Bondholder Services Corporation (the “Information Agent”). The address of the Information Agent is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Telephone: (866) 794-2200

Fax: (212) 430-3775 or (212) 430-3779

The date of this Company Notice is November 16, 2011.

Exhibit a1ATOC

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and accompanying Purchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and accompanying Purchase Notice do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company, its Board of Directors or its employees is making any representation or recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. You should consult your own financial and tax advisors and must make your own decision as to whether to exercise the Put Option and, if so, the amount of Debentures for which to exercise the Put Option.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Put Option. To understand the Put Option fully and for a more detailed description of the terms of the Put Option, we urge you to read carefully the remainder of this Company Notice and the accompanying Purchase Notice because those documents contain additional important information. We have included page references to direct you to a more detailed description of the topics in this summary.

Who is obligated to purchase my Debentures?

Tech Data Corporation, a corporation duly organized and existing under the laws of the State of Florida (the “Company”), is obligated, at your option, to purchase its 2.75% Convertible Senior Debentures due 2026 (the “Debentures”). (See Page 5)

Why are you obligated to purchase my Debentures?

The right of each holder (each, a “Holder”) of the Debentures to sell and our obligation to purchase the Debentures pursuant to the Put Option is a term of the Debentures under the Indenture, dated as of December 20, 2006 (the “Indenture”), between the Company and U.S. Bank National Association, a national banking association, as trustee (the “Trustee”), and has been a right of Holders from the time the Debentures were issued. (See Page 5)

What securities are you obligated to purchase?

We are obligated to purchase all of the Debentures for which a Purchase Notice has been validly delivered and not withdrawn. As of November 15, 2011, there was $350.0 million in aggregate principal amount of the Debentures outstanding. (See Page 5)

How much will you pay and what is the form of payment?

Pursuant to the terms of the Indenture and the Debentures, we will pay, in cash, a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, December 15, 2011 (the “Purchase Date”), with respect to any and all Debentures for which a Purchase Notice has been validly delivered and not withdrawn, unless the Company defaults in making payment of the Purchase Price for such Debentures. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. (See Pages 5-6)

How can I determine the market value of the Debentures?

There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our common stock, par value $0.0015 per share (the “Common Stock”), our operating results and the market for similar securities. Holders are urged to obtain current market quotations for the Debentures, to the extent available, before making any decision with respect to the Put Option. Shares of our Common Stock, into which the Debentures are convertible, are listed on the NASDAQ Stock Market, Inc. (the “NASDAQ”) under the symbol “TECD.” On November 15, 2011 the last reported sales price of our Common Stock on the NASDAQ was $49.64 per share. (See Pages 6-7)

What does the Company’s Board of Directors think of the Put Option?

Although the Company’s Board of Directors approved the terms of Debentures, including the Put Option, before the Debentures were issued, it has not made any recommendation as to whether you should exercise or refrain from exercising the Put Option. You must make your own decision whether to exercise the Put Option and, if so, the amount of Debentures for which to exercise the Put Option. (See Page 6)

When does the Put Option expire?

The Put Option expires at midnight, New York City time, on December 14, 2011 (the “Expiration Date”). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law. (See Page 5)

What are the conditions to the Company’s purchase of the Debentures?

Provided that the Company’s purchase of validly delivered Debentures is not unlawful and that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price), the purchase will not be subject to any conditions. Delivery of the Debentures to Global Bondholders Services Corporation (the “Depositary”) or delivery of the Debentures by book-entry transfer to the account maintained by the Depositary with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Debentures. (See Page 5)

How do I exercise the Put Option?

To exercise the Put Option, you must deliver the Purchase Notice, together with any other required documents, to the Depositary before midnight, New York City time, on the Expiration Date.

HOLDERS WHO HOLD THEIR DEBENTURES THROUGH DTC WHO WISH TO EXERCISE THE PUT OPTION AND DELIVER THEIR DEBENTURES TO THE DEPOSITARY NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE DEPOSITARY IF SUCH HOLDERS TRANSMIT THEIR ACCEPTANCE AND DELIVER THEIR DEBENTURES ELECTRONICALLY THROUGH DTC’S AUTOMATED TENDER OFFER PROGRAM (“ATOP”), SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR ACCEPTANCE AND DELIVERING THEIR DEBENTURES THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

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Holders whose Debentures are held in certificated form who wish to exercise the Put Option and simultaneously deliver their Debentures to the Depositary must properly complete and execute the Purchase Notice and deliver such notice, together with the Debentures (including all necessary endorsements) and any other required documents, to the Depositary.

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Holders who are DTC participants who wish to exercise the Put Option and deliver their Debentures to the Depositary should transmit their acceptance and deliver their Debentures electronically through DTC’s ATOP system, subject to the terms and procedures of that system.

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Holders who are DTC participants may elect to deliver a completed and executed Purchase Notice, together with any other required documents, to the Depositary and concurrently deliver their Debentures by book-entry transfer to the Depositary’s account at DTC.

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Holders whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holders desire to exercise the Put Option and instruct such nominee to exercise the Put Option on the Holders’ behalf by following the procedures described in this Company Notice.

Holders who wish to exercise the Put Option without simultaneously delivering their Debentures to the Depositary must (i) properly complete and execute the Purchase Notice, (ii) check the appropriate box in the section of the Purchase Notice entitled “Method of Delivery” to indicate that Debentures are not simultaneously delivered to the Depositary and (iii) deliver the Purchase Notice, together with any other required documents, to the Depositary before midnight, New York City time, on the Expiration Date. Delivery of Debentures to the Depositary or delivery of the Debentures by book-entry transfer to the account maintained by the Depositary with DTC is a condition to the payment of the Purchase Price to the Holder of such Debentures. (See Pages 7-9)

If I exercise the Put Option, when will I receive payment for my Debentures?

If you exercise the Put Option, you must deliver the Debentures for which you have delivered a Purchase Notice (together with all necessary endorsements) to the Depositary or deliver such Debentures by book-entry transfer to the Depositary’s account at DTC prior to, on or after the Purchase Date. Your delivery of the Debentures to the Depositary or delivery of the Debentures by book-entry transfer to the account maintained by the Depositary with DTC is a condition to your receipt of the Purchase Price for such Debentures.

HOLDERS WHO HOLD THEIR DEBENTURES THROUGH DTC NEED NOT DELIVER PHYSICAL DEBENTURE CERTIFICATES TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE DELIVERY PROCEDURES OF DTC.

We will accept for payment all validly delivered Debentures promptly following expiration of the Put Option. Prior to 10:00 a.m., New York City time, on the Purchase Date, we will deposit with U.S. Bank National Association (the “Paying Agent”) the appropriate amount of cash required to pay the Purchase Price for the Debentures for which a Purchase Notice has been validly delivered and not withdrawn by midnight, New York City time, on the Expiration Date. The Paying Agent will pay cash to the Holders promptly following the later of the Purchase Date and the time of delivery or book-entry transfer of such Holders’ Debentures to the Depositary. (See Page 10)

Can I withdraw a previously delivered Purchase Notice?

Yes. To withdraw a previously delivered Purchase Notice, you must deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Depositary before midnight, New York City time, on the Expiration Date. (See Pages 9-10)

HOLDERS WHO EXERCISED THE PUT OPTION AND DELIVERED THEIR DEBENTURES TO THE DEPOSITARY THROUGH DTC’S ATOP SYSTEM SHOULD ELECTRONICALLY TRANSMIT THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM, SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

Do I need to do anything if I do not wish to exercise the Put Option?

No. (See Pages 7-8)

What happens if I do not exercise the Put Option?

On November 16, 2011, the Company announced that it will redeem all of the outstanding Debentures on December 20, 2011 (the “Redemption Date”) at a redemption price equal to the principal amount of Debentures to be redeemed plus any accrued and unpaid interest (including any contingent interest) to the Redemption Date (the “Redemption Price”), as provided for in the Indenture and the Debentures. If you do not exercise the Put Option for your Debentures prior to the Expiration Date, we will redeem all of your Debentures on the Redemption Date at the Redemption Price. As a result of the Company’s notice of redemption, you may surrender for conversion any Debenture called for redemption at any time prior to midnight, New York City time, two Business Days prior to the Redemption Date, even if the Debenture is otherwise not convertible at that time. Upon conversion, you will receive, in respect of each $1,000 initial principal amount of the Debentures, cash in an amount equal to the lesser of (1) $1,000 or (2) the Conversion Value; and a number of shares of the Company’s Common Stock, equal to the sum of the Daily Share Amounts for each of the ten consecutive Trading Days in the Applicable Conversion Reference Period. If you do not exercise the Put Option, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of the Debentures, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. (See Pages 5-7)

If I choose to exercise the Put Option, do I have to exercise the Put Option for all of my Debentures?

No. You may exercise the Put Option for all of your Debentures, a portion of your Debentures or none of your Debentures. If you wish to exercise the Put Option for a portion of your Debentures, however, you must exercise the Put Option for Debentures in a principal amount of $1,000 or an integral multiple thereof. In addition, if you do not exercise the Put Option for all your Debentures, we will redeem all of your remaining Debentures on the Redemption Date at the Redemption Price. (See Page 7)

If I do not exercise the Put Option, will I continue to be able to exercise my conversion rights?

Yes. On November 16, 2011, the Company announced that it will redeem all of the outstanding Debentures on the Redemption Date at the Redemption Price, as provided for in the Indenture and the Debentures (the “Redemption”). As a result of the Company’s notice of redemption, you may surrender for conversion any Debenture called for redemption at any time prior to midnight, New York City time, two Business Days prior to the Redemption Date, even if the Debenture is otherwise not convertible at that time. Upon conversion, you will receive, in respect of each $1,000 initial principal amount of the Debentures, cash in an amount equal to the lesser of (1) $1,000 or (2) the Conversion Value; and a number of shares of the Company’s Common Stock, equal to the sum of the Daily Share Amounts for each of the ten consecutive Trading Days in the Applicable Conversion Reference Period. If you surrender for conversion any Debenture called for redemption, you will not be eligible to exercise the Put Option. If you do not exercise the Put Option, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of the Debentures, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. (See Page 6)

If I choose to exercise the Put Option, will I continue to be able to exercise my conversion rights?

No. If you choose to exercise the Put Option, your conversion rights pursuant to the Redemption will be terminated, unless you withdraw the previously delivered Purchase Notice and deliver an executed written notice of withdrawal substantially in the form attached, or a facsimile of one, to the Depositary before midnight, New York City time, on the Expiration Date. (See Page 6)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I exercise the Put Option?

The receipt of cash in exchange for Debentures pursuant to the Put Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize income, loss or deduction. Pursuant to the terms of the Indenture, Holders have agreed, for U.S. federal income tax purposes, to treat the Debentures as debt instruments that are subject to the special regulations governing contingent payment debt instruments. You should consult with your own tax advisor regarding the actual tax consequences to you. (See Pages 12-13)

Who is the Paying Agent?

U.S. Bank National Association, the trustee under the Indenture, is serving as the Paying Agent for the Debentures. Its address and telephone number are set forth on the front cover of this Company Notice.

Who is the Depositary?

Global Bondholder Services Corporation is serving as the Depositary for the Debentures. Its address and telephone and fax numbers are set forth on the front cover of this Company Notice.

Whom can I contact if I have questions about the Put Option?

Questions and requests for assistance in connection with the Put Option may be directed to Global Bondholder Services Corporation (the “Information Agent”) at the address and telephone and fax numbers set forth on the front cover of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE PUT OPTION

1. Information Concerning the Company. Tech Data Corporation, a corporation duly organized and existing under the laws of the State of Florida (the “Company”), is obligated to purchase its 2.75% Convertible Senior Debentures due 2026 (the “Debentures”) for which Purchase Notices have been validly delivered and not withdrawn. The Debentures are convertible into shares of common stock, par value $0.0015 per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Debentures. The Company is both the “filing person” and the “subject company.”

The Company is one of the world’s largest wholesale distributors of technology products. The Company serves as a strategic link in the technology supply chain by bringing products from the world’s leading technology vendors to market, as well as providing their customers with advanced logistics capabilities and value added services. The Company’s customers include value added resellers, direct marketers, retailers and corporate resellers who support the diverse technology needs of end users. The Company sells to customers in more than 100 countries throughout North America, South America and Europe.

Our principal executive offices are located at 5350 Tech Data Drive, Clearwater, Florida, 33760. Our main telephone number at that address is (727) 539-7429. Our website address is www.techdata.com. We have not incorporated by reference into this Company Notice the information included on or linked from our website, and you should not consider it to be a part of this Company Notice.

2. Information Concerning the Debentures. On December 15, 2006, we issued $350.0 million in aggregate principal amount of the Debentures. Cash interest accrues on the Debentures at the rate of 2.75% per annum and is payable semi-annually on June 15 and December 15 of each year to the person in whose name a Debenture is registered at the close of business on the preceding June 1 or December 1, as the case may be. The Debentures mature on December 15, 2026. As of November 15, 2011, there was $350.0 million in aggregate principal amount of the Debentures outstanding.

2.1. The Company’s Obligation to Purchase the Debentures. Pursuant to the terms of the Debentures and the Indenture, we are obligated to purchase all of the Debentures for which Purchase Notices have been validly delivered and not withdrawn at a purchase price (the “Purchase Price”) equal to $1,000 per $1,000 principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, December 15, 2011 (the “Purchase Date”). The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price.

The Put Option will expire at midnight, New York City time, on December 14, 2011 (the “Expiration Date”). The period that Holders have to exercise the Put Option will not be extended unless required by applicable law.

The purchase by the Company of validly delivered Debentures is not subject to any conditions other than (1) that no event of default under the Indenture has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price) and (2) that the Company’s purchase is not unlawful. Delivery of Debentures to Global Bondholder Services Corporation (the “Depositary”) or delivery of the Debentures by book-entry transfer to the account maintained by the Depositary with The Depository Trust Company (“DTC”) is a condition to the payment of the Purchase Price to the Holder of such Debentures.

On November 16, 2011, the Company announced that it will redeem all of the outstanding Debentures on December 20, 2011 (the “Redemption Date”) at a redemption price equal to the principal amount of Debentures to be redeemed plus any accrued and unpaid interest (including any contingent interest) to the Redemption Date (the “Redemption Price”), as provided for in the Indenture and the Debentures. If any Debentures remain outstanding following the Expiration Date, the Company will redeem all of the remaining Debentures on the Redemption Date at the Redemption Price, as provided for in the Indenture and the Debentures.

2.2. Purchase Price. Pursuant to terms of the Indenture and the Debentures, the Purchase Price to be paid by the Company for the Debentures is equal to $1,000 per $1,000 principal amount of the Debentures, plus any accrued and unpaid interest up to, but excluding, the Purchase Date. The Purchase Date is an Interest Payment Date under the terms of the Indenture. Accordingly, interest accrued up to, but excluding, the Purchase Date will be paid to record holders as of the Regular Record Date, as defined in the Indenture, and we expect that there will be no accrued and unpaid interest due as part of the Purchase Price. The Purchase Price will be paid in cash with respect to any and all Debentures for which a Purchase Notice has been validly delivered and not withdrawn. Debentures will be accepted for purchase only in principal amounts equal to $1,000 or integral multiples thereof. U.S Bank National Association (the “Paying Agent”) will pay the Purchase Price to the Holders promptly following the later of the Purchase Date and the time of delivery or book-entry transfer of such Holders’ Debentures to the Paying Agent in accordance with the procedures described in this Company Notice.

With respect to Debentures for which a Purchase Notice has been validly delivered and not withdrawn, interest will accrue up to, but excluding, the Purchase Date, unless the Company defaults in making payment of the Purchase Price for such Debentures.

The Purchase Price is based solely on the requirements of the Indenture and the Debentures and does not necessarily bear any relationship to the market price of the Debentures or our Common Stock. Thus, the Purchase Price may be significantly higher or lower than the current market price of the Debentures. Holders of Debentures are urged to obtain the best available information as to potential current market prices of the Debentures, to the extent available, and our Common Stock before making a decision whether to exercise the Put Option.

None of the Company, its Board of Directors, or its employees is making any recommendation to Holders as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Debentures for which to exercise the Put Option based on such Holder’s assessment of the current market value of the Debentures and our Common Stock and other relevant factors.

2.3. Conversion Rights of the Debentures. On November 16, 2011, the Company announced that it will redeem all of the outstanding Debentures on the Redemption Date at the Redemption Price, as provided for in the Indenture and the Debentures. As a result of the Company’s notice of redemption, a Holder may surrender for conversion any Debenture called for redemption at any time prior to midnight, New York City time, two Business Days prior to the Redemption Date, even if the Debenture is otherwise not convertible at that time. The Debentures are convertible into shares of the Company’s Common Stock in accordance with and subject to the terms of the Indenture and the Debentures. Upon conversion, a Holder will receive, in respect of each $1,000 initial principal amount of the Debentures, cash in an amount equal to the lesser of (1) $1,000 or (2) the Conversion Value; and a number of shares of the Company’s Common Stock, equal to the sum of the Daily Share Amounts for each of the ten consecutive Trading Days in the Applicable Conversion Reference Period. The Paying Agent is currently acting as Conversion Agent for the Debentures. If a Holder surrenders for conversion any Debenture called for redemption, that Holder will not be eligible to exercise the Put Option.

Holders who do not exercise the Put Option will maintain the right to convert their Debentures into Common Stock pursuant to the Indenture and the Debentures. Any Debentures as to which a Purchase Notice has been validly delivered may be converted in accordance with the terms of the Indenture and the Debentures only if the Purchase Notice has been validly withdrawn before midnight, New York City time, on the Expiration Date, as described in Section 4 of this Company Notice.

2.4. Market for the Debentures and our Common Stock. There is no established reporting system or market for trading in the Debentures. To the extent that the Debentures are traded, prices of the Debentures may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the market price of our Common Stock, our operating results and the market for similar securities.

Our Common Stock, into which the Debentures are convertible, is listed on the NASDAQ Stock Market, Inc. (the “NASDAQ”) under the symbol “TECD.” The following table shows, for the periods indicated, the high and low closing sales prices per share of our Common Stock as reported by the NASDAQ.

	High	Low
Fiscal Year 2012:
Fourth Quarter (through November 15, 2011)	$50.45	$47.41
Third Quarter	$51.20	$39.08
Second Quarter	$53.57	$44.67
First Quarter	$53.80	$47.94

Fiscal year 2011:
Fourth Quarter	$47.88	$42.39
Third Quarter	$44.41	$35.30
Second Quarter	$43.54	$34.82
First Quarter	$46.02	$39.62

Fiscal year 2010:
Fourth Quarter	$48.83	$38.12
Third Quarter	$44.63	$33.41
Second Quarter	$36.83	$27.02
First Quarter	$29.30	$16.20

On November 15, 2011, the closing sale price of our Common Stock, as reported by the NASDAQ, was $49.64 per share.

We have not paid cash dividends since fiscal year 1983 and our Board of Directors has no current plans to institute a cash dividend payment policy in the foreseeable future. Our credit facilities contain limitations on the amounts of annual dividends.

We urge you to obtain current market information for the Debentures, to the extent available, and our Common Stock before making any decision whether to exercise or refrain from exercising the Put Option.

2.5. Optional Redemption. Beginning on December 20, 2011, the Debentures are redeemable for cash at any time at our option, in whole or in part, at the Redemption Price, as provided for in the Indenture and the Debentures. On November 16, 2011, the Company announced that it will redeem the outstanding Debentures on the Redemption Date at the Redemption Price.

2.6. Fundamental Change. Under the Indenture, a Holder has the right, subject to certain conditions, to require us to purchase all or a portion of the Debentures after the occurrence of a Fundamental Change for a Fundamental Change Purchase Price (as defined in the Indenture).

2.7. Ranking. The Debentures are our general unsecured obligations and rank senior in right of payment to all our existing and future indebtedness that is, by its terms, expressly subordinated in right of payment to the Debentures. The Debentures rank equally in right of payment with all our existing and future unsecured indebtedness that is not so subordinated. Accordingly, the Debentures are effectively junior to all of our secured indebtedness to the extent of the value of the assets securing that indebtedness. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or certain other events, our assets will be available to pay obligations on the Debentures only after all of our secured debt, to the extent of the value of the assets securing that debt, has been paid in full. On a consolidated basis, we had $473.1 million of debt outstanding as of October 31, 2011, of which $11.2 million was secured. Our consolidated subsidiaries had $124.4 million of total debt outstanding as of October 31, 2011.

3. Procedures to Be Followed by Holders Electing to Exercise the Put Option. Holders will not be entitled to receive the Purchase Price for their Debentures unless they (i) validly deliver and do not withdraw a Purchase Notice before midnight, New York City time, on the Expiration Date and (ii) deliver the Debentures for which they have delivered such Purchase Notice (together with all necessary endorsements) to the Depositary or deliver such Debentures to the Depositary’s account at DTC prior to, on or after the Purchase Date. Only registered Holders are authorized to deliver their Debentures for purchase. Holders may exercise the Put Option for some or all of their Debentures; however, if Holders wish to exercise the Put Option for a portion of their Debentures, they must exercise the Put Option for Debentures in a principal amount of $1,000 or an integral multiple thereof.

If Holders do not validly deliver a Purchase Notice, or if they withdraw a validly delivered Purchase Notice, for their Debentures before midnight, New York City time, on the Expiration Date , their Debentures will not be purchased and will remain outstanding subject to the existing terms of the Debentures and the Indenture.

3.1. Method of Delivery. The method of delivery of Debentures, the related Purchase Notice and all other required documents, including delivery and acceptance through DTC and DTC’s Automated Tender Offer Program (“ATOP”), is at the election and risk of the person delivering such Debentures, Purchase Notice or other documents and, except as expressly otherwise provided in the Purchase Notice, delivery will be deemed made only when actually received by the Depositary. The date of any postmark or other indication of when a Debenture or a Purchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that Holders use properly insured, registered mail with return receipt requested, and that Holders mail the Purchase Notice and other required documents sufficiently in advance of the Expiration Date to permit timely delivery to the Depositary.

3.2. Purchase Notice. To exercise the Put Option, Holders of Debentures must deliver to the Depositary the Purchase Notice at any time from the opening of business on November 16, 2011 until midnight, New York City time, on the Expiration Date, and must not withdraw such notice. Pursuant to the Indenture, the Purchase Notice must contain:

•	if certificated, the certificate number of the Debentures being delivered for purchase, or if not certificated, the Purchase Notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of the Debentures which will be delivered to be purchased, which portion must be in principal amounts of $1,000 or an integral multiple thereof; and

•	a statement that such Debentures shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in paragraph 6 of the Debentures and in the Indenture.

Enclosed with this Company Notice is the form of Purchase Notice that you are required to use.

Holders who wish to exercise the Put Option without simultaneously delivering their Debentures to the Depositary must (i) properly complete and execute the Purchase Notice, (ii) check the appropriate box in the section of the Purchase Notice entitled “Method of Delivery” to indicate that Debentures are not simultaneously delivered to the Depositary and (iii) deliver the Purchase Notice, together with any other required documents, to the Depositary before midnight, New York City time, on the Expiration Date. Delivery of the Debentures to the Depositary or delivery of the Debentures by book-entry transfer to the account maintained by the Depositary with DTC is a condition to payment of the Purchase Price to the Holder of such Debentures.

HOLDERS WHO HOLD THEIR DEBENTURES THROUGH DTC WHO WISH TO EXERCISE THE PUT OPTION AND DELIVER THEIR DEBENTURES TO THE DEPOSITARY NEED NOT SUBMIT A PHYSICAL PURCHASE NOTICE TO THE DEPOSITARY IF SUCH HOLDERS TRANSMIT THEIR ACCEPTANCE AND DELIVER THEIR DEBENTURES ELECTRONICALLY THROUGH DTC’S ATOP SYSTEM, SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR ACCEPTANCE AND DELIVERING THEIR DEBENTURES THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

Debentures in Certificated Form. Holders whose Debentures are held in certificated form who wish to exercise the Put Option and simultaneously deliver their Debentures to the Depositary must properly complete and execute the Purchase Notice and deliver such notice, together with the Debentures (including all necessary endorsements) and any other required documents, to the Depositary.

Debentures in Global Form. Holders who are DTC participants who wish to exercise the Put Option and deliver their Debentures to the Depositary should electronically transmit their acceptance through DTC’s ATOP system, subject to the terms and procedures of that system. In transmitting its acceptance through DTC’s ATOP system, a Holder acknowledges receipt of the Purchase Notice and agrees to be bound by the terms set forth in the Purchase Notice.

Holders who are DTC participants may also elect to deliver a completed and executed Purchase Notice, together with any other required documents, to the Depositary and concurrently deliver their Debentures by book-entry transfer to the Depositary’s account at DTC.

Debentures Held Through a Custodian. Holders whose Debentures are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holders desire to exercise the Put Option and instruct such nominee to exercise the Put Option on the Holders’ behalf by following the procedures described in this Company Notice.

3.3. Delivery of Debentures. To receive the Purchase Price, Holders must deliver the Debentures (together with all necessary endorsements) to the Depositary or deliver such Debentures by book-entry transfer to the Depositary’s account at DTC prior to, on or after the Purchase Date. Delivery of the Debentures to the Depositary or delivery of the Debentures by book-entry transfer to the account maintained by the Depositary with DTC is a condition to the payment of the Purchase Price to the Holder of such Debentures.

HOLDERS WHO HOLD THEIR DEBENTURES THROUGH DTC NEED NOT DELIVER PHYSICAL DEBENTURE CERTIFICATES TO THE DEPOSITARY IF SUCH HOLDERS COMPLY WITH THE DELIVERY PROCEDURES OF DTC.

Debentures must be delivered to the Depositary or delivered by book-entry transfer to the Depositary’s account at DTC to collect payment of the Purchase Price. Delivery of Debentures to DTC or to us does not constitute delivery to the Depositary. Payment of the Purchase Price is subject to the Debentures being delivered to the Depositary conforming in all respects to the description thereof in the related Purchase Notice.

Under no circumstances will Debentures accrue interest by reason of any delay in making payment to any person who delivers Debentures after the Purchase Date. The Purchase Price for Debentures delivered after the Purchase Date will be the same as that for Debentures delivered prior to or on the Purchase Date. If the Paying Agent holds, in accordance with the terms of the Indenture, sufficient cash to pay the Purchase Price for the Debentures by 10:00 a.m., New York City time, on the Purchase Date, then, on and after such date, such Debentures will cease to be outstanding and interest on such Debentures will cease to accrue, whether or not the Debentures are delivered to the Depositary or delivered by book-entry transfer to the account maintained by the Depositary with DTC, and all rights (other than the right to receive the Purchase Price upon delivery of the Debentures) of the Holder of such Debentures will terminate.

4. Right of Withdrawal. A Purchase Notice may be withdrawn, for some or all of the Debentures for which such Purchase Notice has been delivered, at any time before midnight, New York City time, on the Expiration Date. In order to withdraw a Purchase Notice, Holders must deliver to the Depositary written notice, substantially in the form enclosed herewith, containing:

•

if certificated, the certificate number of the Debentures with respect to which such notice of withdrawal is being submitted, or if not certificated, the notice of withdrawal must comply with appropriate DTC procedures;

•	the principal amount of the Debentures with respect to which such notice of withdrawal is submitted; and

•	the principal amount, if any, of such Debentures which remain subject to the original Purchase Notice and which have been or will be delivered for purchase by the Company.

The signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) if certificates have been delivered or otherwise identified to the Depositary. A properly withdrawn Purchase Notice will be deemed not to have been validly delivered for purposes of the Put Option. The Put Option for Debentures for which a Purchase

Notice has been withdrawn may be re-exercised by following the delivery procedures described in Section 3 before midnight, New York City time, on the Expiration Date. Enclosed with this Company Notice is a Notice of Withdrawal that may be used for withdrawing a Purchase Notice.

HOLDERS WHO EXERCISED THE PUT OPTION AND DELIVERED THEIR DEBENTURES TO THE DEPOSITARY THROUGH DTC’S ATOP SYSTEM SHOULD ELECTRONICALLY TRANSMIT THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM, SUBJECT TO THE TERMS AND PROCEDURES OF THAT SYSTEM. HOLDERS TRANSMITTING THEIR WITHDRAWAL THROUGH DTC’S ATOP SYSTEM MUST ALLOW SUFFICIENT TIME FOR COMPLETION OF THE ATOP PROCEDURES DURING THE NORMAL BUSINESS HOURS OF DTC.

Holders may withdraw any Debentures previously delivered to the Depositary and not yet accepted for payment after the expiration of 40 business days from the date of this Company Notice.

5. Payment for Debentures. Prior to 10:00 a.m., New York City time, on the Purchase Date, we will deposit with the Paying Agent the appropriate amount of cash required to pay the Purchase Price for the Debentures for which a Purchase Notice has been validly delivered and not withdrawn by midnight, New York City time, on the Expiration Date, and the Paying Agent will promptly distribute the cash to each Holder that has validly delivered its Debentures to the Depositary or validly delivered such Debentures to the Depositary’s account at DTC prior to or on the Purchase Date.

The total amount of funds required by us to purchase all of the Debentures is $350.0 million (assuming the Put Option is validly exercised for all of the Debentures and all of the Debentures are validly delivered and accepted for payment). In the event the Put Option is exercised for any Debentures and any Debentures are validly delivered and accepted for payment, we intend to use either cash on hand or amounts drawn from our existing $500.0 million five-year credit agreement, dated as of September 27, 2011 (the “Credit Agreement”), to purchase the Debentures. We do not have any alternative financing plans.

Under the Credit Agreement, Bank of America, N.A. served as Administrative Agent (as defined in the Credit Agreement) with participation in the facility by: i) Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Citigroup Global Markets, Inc. and J.P. Morgan Securities LLC as Joint Lead Arrangers (as defined in the Credit Agreement), ii) Citibank N.A. and JPMorgan Chase Bank, N.A. as Co-Syndication Agents (as defined in the Credit Agreement) and iii) Sun Trust Bank, The Bank of Nova Scotia, The Royal Bank of Scotland PLC, U.S. Bank National Association and Unicredit Bank AG as Co-Documentation Agents (as defined in the Credit Agreement), and various other lenders. Our obligations under the Credit Agreement are unsecured. The Credit Agreement is a revolving facility, under which amounts borrowed may be repaid and borrowed again, and the aggregate available amount of letters of credit may decrease or increase, subject to the overall limit of $500.0 million and the $200.0 million limit on letters of credit. The Credit Agreement includes various covenants, limitations and events of default customary for similar facilities for similarly rated borrowers, including a maximum debt to capitalization ratio and minimum interest coverage. The interest rate on the Credit Agreement is based on LIBOR plus a predetermined margin that is based on the Company’s debt rating. The Credit Agreement will expire on September 27, 2016.

6. Debentures Acquired. Any Debentures purchased by us pursuant to the Put Option will be cancelled by U.S. Bank National Association, a national banking association, the trustee, pursuant to the terms of the Indenture.

7. Plans or Proposals of the Company. Except as described in these materials or in our filings with the Securities and Exchange Commission (the “SEC”) or as previously publicly announced, we currently have no agreements, nor have we authorized any actions, which would be material to a Holder’s decision to exercise the Put Option, which relate to or which would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or any of our significant subsidiaries;

•	any material change in our present dividend rate or policy, indebtedness or capitalization;

•

any change in our present Board of Directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•

any class of our equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of ours, or the disposition of our securities; or

•	any changes in our charter, bylaws or other governing instruments, or other actions that could impede the acquisition of control of us.

8. Interests of Directors, Executive Officers and Affiliates of the Company in the Debentures. Neither we nor, after making reasonable inquiry, any of our executive officers or directors or any “associate” or subsidiary of any such person, has any beneficial interest in the Debentures, or has engaged in any transaction in the Debentures during the 60 days preceding the date of this Company Notice. A list of our executive officers and directors is attached to this Company Notice as Schedule A. The term “associate” is used as defined in Rule 12b-2 under the Exchange Act.

Certain of our directors and executive officers are participants in ordinary course equity compensation plans and arrangements involving our Common Stock, as disclosed by us prior to the date hereof. Except as described in the previous sentence, neither we nor, after making reasonable inquiry, any of our executive officers or directors, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Put Option or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

9. Legal Matters; Regulatory Approvals. We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by the Put Option, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition of the Debentures as described in this Company Notice. Should any approval or other action be required, we presently intend to seek the approval or take the action. However, we cannot assure you that we would be able to obtain any required approval or take any other required action.

10. Purchases of Debentures by the Company and Its Affiliates. During the 60 days preceding the date of this Company Notice, the Company has made no purchases of the Debentures, except that on November 16, 2011, the Company announced that it will redeem the outstanding Debentures on the Redemption Date at the Redemption Price. Upon giving such redemption notice, the Debentures became due and payable on the Redemption Date at the Redemption Price stated in such notice, except for Debentures converted in accordance with the Indenture and except for Debentures tendered for purchase as described herein.

Effective on the date of this Company Notice, we and our affiliates, including their executive officers and directors, are prohibited under applicable United States federal securities laws from purchasing Debentures (or the right to purchase Debentures) other than through the Put Option until at least the tenth business day after the Purchase Date, except that the Company pursuant to an exception provided under Rule 13e-4 of the Exchange Act will settle the redemption of the Debentures on December 20, 2011.

11. Material United States Income Tax Considerations.

The following discussion summarizes the material United States federal income tax considerations that may be relevant to a Holder if you exercise the Put Option. This summary is based on the Internal Revenue Code of 1986, as amended, and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.

This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their tax advisor about the United States federal, state, local, foreign and other tax consequences of exercising the Put Option.

U.S. Holders. This discussion deals only with U.S. Holders who are beneficial owners of the Debentures holding the Debentures as capital assets, and does not apply if you are a member of a class of Holders subject to special rules, including, but not limited to: a dealer in Debentures or currencies; a trader in Debentures who elects to use a mark-to-market method of accounting for your Debentures holdings; a bank or financial institution; an insurance company; a tax-exempt organization; a person owning Debentures that are a hedge or that are hedged against interest rate risks; a partnership or person treated as a partnership for United States federal income tax purposes, or a partner thereof; a regulated investment company or real estate investment trust; a person owning Debentures as part of a straddle or conversion transaction for tax purposes; a United States person whose functional currency for tax purposes is not the U.S. dollar; or a United States expatriate. You will be a U.S. Holder if you are a beneficial owner of the Debentures for United States federal income tax purposes and you are: (i) a citizen or resident of the United States; (ii) a domestic corporation or other entity treated as such for United States federal income tax purposes; (iii) an estate whose income is subject to United States federal income taxation regardless of its source; or (iv) a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons can control all substantial decisions of the trust. If you are not a U.S. Holder, this discussion does not apply to you.

Generally, your exercise of the Put Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received (other than amounts attributable to accrued interest, which will be treated as an actual payment of interest on the Debentures) and (ii) your adjusted tax basis in the Debentures surrendered. Because you agreed when you purchased your Debentures to treat the Debentures as subject to the special rules regarding contingent payment debt instruments, your adjusted tax basis in the Debentures will generally be equal to your original purchase price for the Debentures, increased by any interest income previously accrued by you (determined without regard to any adjustments to interest accruals that arise because projected payments differ from the actual amounts paid), decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously made (without regard to the actual amounts paid) on the Debentures. This gain will generally be treated as ordinary interest income; any loss will generally be ordinary loss to the extent that your total interest inclusions on the Debentures during prior taxable years exceed the total net negative adjustments on the Debentures that you took into account as ordinary losses, and thereafter, capital loss (which will be long-term if you held your Debentures for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

The contingent payment debt instrument regulations are complex. You are encouraged to consult your own tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to your Debentures.

Non-U.S. Holders. A non-U.S. Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the receipt of cash in exchange for Debentures pursuant to the Put Option unless (i) the gain is effectively connected with a trade or business of the non-U.S. Holder in the United States (and, where a tax treaty applies, is attributable to a United States permanent establishment maintained by the Holder) or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the Put Option and certain other conditions are met.

If a non-U.S. Holder is engaged in a trade or business in the United States and the Holder’s investment in the Debentures is effectively connected with such trade or business, the Holder will be subject to regular United States federal income tax on a net income basis on any gain recognized upon a sale of the Debentures pursuant to the Put Option in the same manner as if the Holder were a U.S. Holder. If a non-U.S. Holder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the Holder in the United States.

Backup Withholding. A U.S. Holder may be subject to backup withholding with respect to payments made pursuant to the Put Option unless such U.S. Holder (i) is a corporation or comes within certain other exempt categories and demonstrates this fact, or (ii) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding will be allowed as a credit against such U.S. Holder’s United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS. Information reporting, and possibly backup withholding, may apply if the Debentures are held by a non-U.S. Holder through a U.S. broker or financial institution or the U.S. office of a non-U.S. broker or financial institution and the non-U.S. Holder fails to provide appropriate information (on Form W-8BEN or other applicable form). Non-U.S. Holders should consult their tax advisors with respect to the application of U.S. information reporting and backup withholding rules to the disposition of Debentures pursuant to the Put Option.

All descriptions of tax considerations are for Holders’ guidance only and are not tax advice. We recommend that Holders consult with their tax and financial advisors with respect to the tax consequences of exercising the Put Option, including the applicability and effect of state, local and foreign tax laws, before exercising the Put Option for any of their Debentures.

12. Additional Information. This Company Notice is part of a Tender Offer Statement on Schedule TO that we have filed with the SEC. This Company Notice does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. We recommend that you review the Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision as to whether to exercise or refrain from exercising the Put Option:

1.	Our Annual Report on Form 10-K for the fiscal year ended January 31, 2011, filed with the SEC on March 23, 2011;

2.	Our definitive Proxy Statement on Form 14A filed with the SEC on April 21, 2011;

3.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2011, filed with the SEC on June 1, 2011;

4.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2011, filed with the SEC on September 1, 2011;

5.	Our Current Reports on Form 8-K, filed with the SEC on August 3, 2011 and October 3, 2011; and

6.	All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and before midnight, New York City time, on the Expiration Date. Notwithstanding the foregoing, information furnished but not filed in any current report on Form 8-K, including the related exhibits, is not deemed referenced herein.

The SEC file number for these filings is 000-14625. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings may be examined, and copies may be obtained, at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s Internet site at www.sec.gov.

Each person to whom a copy of this Company Notice is delivered may obtain a copy of any or all of the documents to which we have referred you, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, at no cost, by writing or calling us at 5350 Tech Data Drive, Clearwater, Florida, 33760, Attention: Investor Relations, (800) 292-7906.

As you read the documents listed above, you may find some inconsistencies in information from one document to another. If you find inconsistencies between the documents, or between a document and this Company Notice, you should rely on the statements made in the most recent document.

In making your decision as to whether to exercise the Put Option, you should read the information about us contained in this Company Notice together with the information contained in the documents to which we have referred you.

13. No Solicitations. We have not employed or retained any persons to make solicitations or recommendations in connection with the Put Option. We have retained Global Bondholder Services Corporation (the “Information Agent”) to assist us in the distribution of this Company Notice and the related notice materials to Holders of the Debentures and to brokers, dealers, commercial banks and other nominees of Holders. We will pay the Information Agent reasonable and customary compensation for its services in connection with the Put Option, plus reimbursement for out-of-pocket expenses. We have also agreed to indemnify the Information Agent against certain liabilities, including liabilities arising under the federal securities laws.

14. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture.

15. Conflicts. In the event of any conflict between this Company Notice and the accompanying Purchase Notice on the one hand and the terms of the Indenture or any applicable laws on the other hand, the terms of the Indenture or applicable laws, as the case may be, will control.

None of us, our Board of Directors or our employees is making any recommendation to any Holder as to whether to exercise or refrain from exercising the Put Option. Each Holder must make his or her own decision whether to exercise the Put Option and, if so, the principal amount of Debentures for which to exercise the Put Option based on his or her own assessment of current market value and other relevant factors.

TECH DATA CORPORATION

SCHEDULE A

INFORMATION ABOUT THE EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

The table below sets forth information about our executive officers and directors as of November 15, 2011. After making reasonable inquiry, none of our executive officers or directors has beneficial ownership in the Debentures.

Name	Position

Steven A. Raymund	Chairman of the Board of Directors
Robert M. Dutkowsky	Chief Executive Officer, Director
Jeffery P. Howells	Executive Vice President, Chief Financial Officer, Director
Néstor Cano	President, Europe
Murray Wright	President, Americas
Charles V. Dannewitz	Senior Vice President, Treasurer
Joseph B. Trepani	Senior Vice President, Corporate Controller
John Tonnison	Executive Vice President, Chief Information Officer
David R. Vetter	Senior Vice President, General Counsel, Secretary
Charles E. Adair	Director
Maximilian Ardelt	Director
Harry J. Harczak, Jr.	Director
Kathleen Misunas	Director
Thomas I. Morgan	Director
David M. Upton	Director
Savio W. Tung	Director

The business address and telephone number of each executive officer and director is c/o Tech Data Corporation, 5350 Tech Data Drive, Clearwater, Florida, 33760, (727) 539-7429.

A-1